March 31, 2008
Via EDGAR
Mail Stop 7010
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ConocoPhillips Preliminary Proxy Statement on Schedule 14A Filed March 20, 2008 File No. 1-32395
Dear Mr. Schwall:
Our response to the comment raised in your letter dated March 28, 2008, is set forth below. The Staff’s comment is shown in bold, followed by our response.
Proposed Annual Election of Directors, page 13
General
1.	It appears that this proposal is asking the stockholders to vote on three separate matters involving amendments to your charter and bylaws: (1) declassifying you board of directors; (2) allowing directors to be removed without cause; and (3) allowing vacancies on the Board to be filled by stockholders if no directors remain in office. Revise your proxy statement and proxy card accordingly so that these matters may be separately considered and voted upon by your stockholders.

Response: We respectfully submit that these three amendments must be voted on by our stockholders as a single proposal rather than as separate proposals because they are intertwined as a matter of law. Under Delaware law, corporations without a classified board may not limit the ability of stockholders to remove directors without cause. Thus, if the declassification amendment were to receive the requisite stockholder approval but a separate proposal to remove the limitation on stockholders to remove directors without cause did not, our charter would contain a provision that would be contrary to Delaware law. In addition, if our Board were to be declassified, we feel it would be essential to provide our stockholders with the power to fill vacancies on the Board in the event the entire board were not elected in its entirety, given the possibility under a regime of declassification coupled with majority voting that the entire Board is not elected at a subsequent annual meeting.

U.S. Securities and Exchange Commission
March 31, 2008

Description of Amendment Generally, page 13
2.	You state that you believe that “the annual election of directors would increase the Board’s accountability to stockholders.” Expand you discussion to explain how declassification would increase the Board’s accountability.

Response: We confirm that we will revise the existing disclosure as follows to include further explanation as to how declassification is expected to increase the Board’s accountability (with additions noted in bold):

While the Board believes that the classified board structure has promoted continuity and stability and reinforced a commitment to a long-term point of view, it also believes that the annual election of directors would increase the Board’s accountability to stockholders by providing stockholders with a means for evaluating each director each year.
Filling of Director Vacancies by Stockholders, page 13
3.	You state that the proposed amendments to your restated certificate of incorporation and bylaws will provide for the filling of vacancies on the Board of Directors by stockholders if no directors remain in place. However, the language in Article FIFTH Section A of Appendix A, and Article III, Section 2 of Appendix B removes the ability of stockholders to fill vacancies. Please advise.

Response: We will make the following revisions in response to the Staff’s comments:

The third bullet under Proposed Annual Election of Directors — Summary of Proposed Amendments, would be revised as follows (with additions noted in bold):
•	Filling of Director Vacancies by Stockholders: Article FIFTH, Section A and Article III, Section 2 of our By-Laws would be amended and restated to restore to the default under Delaware law which provides for the filling of vacancies in the Board of Directors by stockholders in the event no directors remain in office.
The last sentence of Article FIFTH Section A of Appendix A will be revised as follows:
Unless otherwise required by law, any vacancy on the Board of Directors or newly created directorship may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director~~, or by stockholders if such vacancy was caused by the action of stockholders (in which event such vacancy may not be filled by the directors or a majority thereof)~~ and the directors so chosen shall hold office until the next election and until their successors are duly elected and qualified, or until their earlier death, resignation, removal or departure from the Board of Directors for other cause.
Article III, Section 2 of Appendix B will be revised as follows:
Section 2. Vacancies. Unless otherwise required by law or the Certificate of Incorporation, vacancies arising through death, resignation, removal, an increase in the

U.S. Securities and Exchange Commission
March 31, 2008

number of directors or otherwise may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director~~, or by the stockholders if such vacancy resulted from the action of stockholders (in which event such vacancy may not be filled by the directors or a majority thereof)~~, and the directors so chosen shall hold office until the next election ~~for such class~~ and until their successors are duly elected and qualified, or until their earlier death, resignation, ~~or~~ removal or departure from the Board of Directors for other cause.
In response to your request, the Company hereby acknowledges each of the following:
1.	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

2.	The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action on the above filing.

3.	ConocoPhillips may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours,

CONOCOPHILLIPS

/s/ Janet Langford Kelly

Janet Langford Kelly Senior Vice President, Legal, General Counsel and Corporate Secretary

cc:	Mr. William E. Wade, Jr. Chairman of the Compensation Committee
Mr. James E. Copeland, Jr. Chairman of the Audit and Finance Committee
Mr. James J. Mulva Chairman and Chief Executive Officer
Mr. John A. Carrig Executive Vice President, Finance, and Chief Financial Officer
Mr. Rand C. Berney Vice President and Controller
Mr. R. Dale Nijoka Ernst & Young LLP